EXHIBIT 12.1

Juniper Networks, Inc.
Statements of Computation of Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	Years Ended December 31,
	2015(*)	2014(*)	2013(*)	2012(*)	2011(*)
Earnings for computation of ratio:
Pre-tax income (loss) from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income from equity investees	$852.2	$(86.3)	$518.4	$266.0	$572.0
Fixed charges	98.5	83.3	76.1	72.0	69.2
Amortization of capitalized interest	0.8	0.5	0.4	—	—
Less:
Interest capitalized	(2.2)	(2.7)	(1.9)	(7.1)	(1.2)
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—
Total earnings (loss)	$949.3	$(5.2)	$593.0	$330.9	$640.0

Fixed charges:
Interest expense	$81.9	$66.0	$58.1	$52.2	$48.9
Interest capitalized	2.2	2.7	1.9	—	—
Amortized premiums, discounts, and capitalized expenses relating to indebtedness	1.4	0.8	0.3	0.8	0.6
Estimate of interest within rental expense	13.0	13.8	15.8	19.0	19.7
Total fixed charges	$98.5	$83.3	$76.1	$72.0	$69.2

Ratio of earnings (loss) to fixed charges	9.6	(0.1)	7.8	4.6	9.2
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(*)
For these ratios, "earnings" represents income (loss) before taxes before adjustment for noncontrolling interests in equity investments and fixed charges, adjusted for interest capitalized and noncontrolling interest in pre-tax income (loss) of subsidiaries that have not incurred fixed charges.